Exhibit 99.1

  Company PresentationFebruary, 2018    Ofer Haviv, President & CEO

 Safe Harbor Statement  2  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

 What We Do  3  We develop novel products for life-science markets…  …through the use of a unique Computational Predictive Biology (CPB) platform

# Evogene at a Glance…

**An innovative, Computationally Predictive Biology (CPB) platform** - applied to identify:

- Genetic elements for improved seeds
- Chemical compounds for innovative Ag-Chemicals
- Microbes for novel Ag-Biologicals

**Strategic collaborations with world-leading agriculture companies** - including BASF, DuPont, Monsanto, Syngenta, ICL

**Revenue model** - based on licensing agreements, which typically include three main revenue streams:

- R&D payments - short term
- Milestone payments - mid term
- Royalties from product sales - longer term

**Subsidiaries** -

- Evofuel (100%) - Castor Seeds
- Biomica (90%) - Human Microbiome

**Financial fundamentals** -

- Cash position - $76 million (September 30th, 2017), no debt
- Listed on TASE (2007) and NASDAQ (2013)



CPB
Predictive analysis validation
Analysis platforms
Interconnected data hub
Tailored big data
Science
Genetic elements
Chemical compounds
Microbes
Commercial Partners
Improved Seeds
Innovative Ag-Chemicals
Novel Ag-Biologicals

4

 Strategic Collaborations Through the Years  5

 Evogene – An Evolving Story  6  Seed TraitsYield & ABSTPlant Disease      EvofuelCastor Seeds    (100%)  CPB  IPO TASE - IPO NYSE2007-2013  GMO, Breeding

Evogene – An Evolving Story

IPO NYSE – Sep 2017

2013-2017



Ag Chemicals

Herbicides

Insecticides

(100%)


Predictive analysis validation
Analysis platforms
Interconnected data hub
Tailored big data
Science

CPB

GMO, Breeding

Evofuel

Castor Seeds



Seed Traits

Yield & ABST

Plant Disease

Insect Control



Ag Biologicals

Bio Stimulants

7

# Evogene – An Evolving Story

## Sep 2017 - Onward

2017 - Onward



Ag Chemicals
Herbicides
Insecticides
Predictive analysis validation
Analysis platforms
Interconnected data hub
Tailored big data
Science
CPB
(100%)
Evofuel
Evofuel
Castor Seeds
GMO, Breeding,
Genome Editing
Seed Traits
Yield & ABST
Plant Disease
Insect Control
(90%)
Biomica
Human Microbiome
based Therapeutics
Ag Biologicals
Bio Stimulants
Bio Pesticides

8

     Corporate Structure  9    Ag Divisions   Seeds   Biologicals   Chemicals  Subsidiaries   Computational Predictive Biology Platform (CPB)

   Evogene’s Unique Product Development Approach   10    Product Definition  Successful Product Launch  …  Evogene takes product criteria into account at Stage Zerofocusing only on optimal product candidates  The increasing number of criteria for successful product launch have made traditional linear methodology inefficient         Efficacy  Stability  Shelf-life  Safety  Increasing probability of successReducing time to marketReducing budget

 Computational Predictive Biology (CPB) Platform    Interconnected data hub    Science: unique multidisciplinary scientific approach          Tailored big data        Analysis platforms using machine learning/AI to identify candidates    Chemical discovery    Stack discovery     Target discovery    Gene discovery     Gene optimization     Toxin discovery    Microbial Discover/ Optimization  150K  20K  150K  15K    Predictive analysis validation & product development   The CPB platform -‘Connecting the Dots’

 12  Predictive Analysis Validation

 13  Product Development

     Corporate Structure  14    Ag Divisions   Seeds   Biologicals   Chemicals  Subsidiaries   Computational Predictive Biology Platform (CPB)

   Existing Biotech Traits Market    Potential Biotech Traits Market        Insect resistance  Herbicide tolerance  Yield  Drought tolerance  Disease resistance  Corn  $3.2B  $3.5B  $1.5B  $0.65B  $1B  Soy  $0.5B  $1.5B  $1.2B  $0.45B  $1B  Ag Seeds - Market & Potential  15  Biotech Innovation Trait Potential  * Source: Phillips McDougall  ~$37B*Seeds Market(2016)      Trait  Corn  Soy   Existing Biotech Traits Market  Insect resistance  $3.2B  $0.5B    Herbicide tolerance  $3.5B  $1.5B   Potential Biotech Traits Market  Yield  $1.5B  $1.2B    Drought tolerance  $0.65B  $0.45B    Disease resistance  $1B  $1B

           16  Ag Seeds – Product & Technology  Stability  Safety  Via: Breeding, Genome Editing & GMO   Improved Seed Traits  The CPB platform - ‘Connecting the Dots’  Environment  Efficacy  The CPB platform - ‘Connecting the Dots’    Yield and environmental stress traits- Yield, drought, nitrogen usage efficiencyDisease resistance traits- Fusarium, Black Sigatoka, Asian Rust, Nematodes Insect control traits- Lepidoptera, Coleoptera, Hemiptera  Products under development:

 Genome Editing – New Promising Technology  17        Evogene’s unique advantage – ‘What to edit’Technological capabilities, knowledge and proprietary plant genomics big data, allow the identification of required edit-targets for crop improvement   Novel method for improving seed traitsResulting products may be considered Non-GMO with shorter time to marketMajor opportunity for all crops and locations

# Ag Seeds Pipeline (main programs)

evogene

## Main GMO programs*

| Crop | Trait | Partner | Discovery (18m-24m) | Phase 1 (POC) (4-6 year) | Phase 2 (Early Development) (2-4 year) | Phase 3 (Adv. Dev & Regulation) (1-2 years) | Phase IV (Pre-Launch) (1-2 years) | Product |
|---|---|---|---|---|---|---|---|---|
| Corn | Yield | MONSANTO | | | | | | |
| | | biogemma | | | | | | |
| | Drought | MONSANTO | | | | | | |
| | | biogemma | | | | | | |
| | Nitrogen use efficiency | MONSANTO | | | | | | |
| | Fusarium stalk rot | MONSANTO | | | | | | |
| | Insect control Coleop. | | | | | | | |
| | Insect control Lepido. | | | | | | | |
| Soybean | Yield | MONSANTO | | | | | | |
| | Drought | MONSANTO | | | | | | |
| | Asian Rust | DUPONT | | | | | | |
| | Insect control Lepido. | | | | | | | |
| | Insect control Hemip. | | | | | | | |
| Cotton | Insect control Lepido. | Marrone | | | | | | |
| Banana | Black Sigatoka | | | | | | | |

*Timeline according to industry estimates

## Main Genome-Editing programs*

| Crop | Trait | Partner | Discovery (6m-12m) | Phase 1 (Creation of Edits) (1-2 year) | Phase 2 (Field Testing) (1-2 year) | Phase 3 (Seed Production) (3-4 years) | Product |
|---|---|---|---|---|---|---|---|
| Banana | Black Sigatoka | | | | | | |
| Soybean | Yield | | | | | | |
| Soybean | Nematode | | | | | | |

*Timeline according to industry estimates

18

# Select Results - Black Sigatoka



## Banana with high resistance to the Black Sigatoka fungus showing positive results (Y2014, Y2016)

- 8 Genes showed repeated increased resistance in two separate banana field trials
- Positive results were observed with zero fumigation
- Leveraging validated genes with positive results to genome editing product development


Black Sigatoka resistance index
45
40
35
30
25
20
15
Gene 1
Gene 2
Gene 3
Gene 4
Gene 5
Gene 6
Gene 7
Gene 8
Trait improvement
Disease threshold (control)

19

  Biologicals      Corporate Structure  20    Ag Divisions   Seeds   Chemicals  Subsidiaries   Computational Predictive Biology Platform (CPB)

# Ag Biologicals Market & Potential

evogene

## Ag-Biologicals Market ~$3.2B*

2015


~$8B
~$3.2B
Bio-Pesticides - 62%
Bio-Stimulants - 38%
2015
2022 E

Source – 2022 estimation based on integrated information of BCC Research, marketsandmarkets, Agropages and Phillips McDougall (2015)

## Ag Biologicals Innovation Potential - Development of "next generation" products

Major Ag companies are getting in:

MONSANTO BAYER BASF We create chemistry DUPONT PIONEER

New startups are emerging:

NewLeaf Symbiotics AgBiome Inocucor indigo

## Key market drivers

- Microbiome a promising source for innovation, now accessible via maturing technologies
- Relatively short time and low investment to market
- Environmentally friendly

21

   The CPB platform - ‘Connecting the Dots’  Ag-Biologicals – Product & Technology  22  Plant  Pest  Microbiome(plant/ pest)      Bio-Stimulants & Bio-Pesticides  Harnessing naturally occurring microbiome to develop:Bio-Stimulant seed treatments – targeting yield improvement in row crops such as corn, wheatBio-Pesticides – corn root worm, stinkbug, lepidoptera Bio- Fungicides - targeting fusarium and mildew  Products under development:

 Ag-Biologicals Pipeline  23  Discovery  Early development  Pre-Commercialization  Bio Stimulants            Corn            Wheat            Bio Pesticides            Corn Root Worm            Stinkbug (Soy)            Lepidoptera(Specialty)             Bio Fungicide            Fusarium (Corn)            Mildew (Grapes)                        Development 1  Development 2        Program  Product      *Timeline according to industry estimates    ~ 6-8 years*

 Select Results – Corn Bio-Stimulants  24  None - inoculated  EVO004  Stem below ear R2  Stem below ear R2  Ear R3  Ear R3  14  1  16  1  Under moderate drought    10% Yield improvement in field trials (2016, 2017)

     Corporate Structure  25    Ag Divisions   Seeds   Biologicals   Chemicals  Subsidiaries   Computational Predictive Biology Platform (CPB)

# Ag-Chemicals - Market & Potential

## Agro-Chemical Market
## **expected to reach ~$70B in 2022



Other
3%
Herbicides
42%
Insecticides
28%
~$50B*
Agro-Chemical
Market
(2016)
27%
Fungicides

## Innovation Potential – finding the next generation of novel Ag-Chemicals

**Increasing weed resistance to leading herbicide - Glyphosate**



2002
2004
2006
2008
2010
2015
Glyphosate-Resistant Species 1 2 3 4 5 6 7 8

Source - *International Survey of Herbicide Resistant Weeds, www.weedscience.org/graphs/soagraph.aspx (2013)*

## Key market drivers

**Food Security** - necessity of Ag-Chemicals in light of growing resistance issues (crop protection Ag-Chemicals account for ~50% of key crop yield)

**Novel MoA Ag-Chemicals** - due to increasing pest resistance to existing products

**Environmentally safe Ag-Chemicals** - strong regulatory emphasis on safety

- Source: Phillips McDougall
- ** Sources: 'Phillips McDougall' and 'Markets and Markets', 2017

26

   The CPB platform - ‘Connecting the Dots’  Herbicides & Insecticides  Ag-Chemicals – Product & Technology   27  Delivery  Chemistry  Herbicides & Insecticides  Plant/Insect Biology  Novel Herbicides - inhibiting novel MoA (Mode-of-Action) Novel Insecticides - inhibiting novel SoA (Site-of-Action) within key nerve and muscle targetsOptimized Active Ingredient (AI) Herbicides/Insecticides - optimization of known chemicals to improve product attributes  Products under development:

# Ag-Chemicals Pipeline

evogene

| 2-3 years Discovery | 3-4 years Pre-development | 3-4 years Development & Registration |
|---|---|---|

| Program | Target identification | Computational Screen | Hit Validation | Hit-to-Lead | Lead Optimization | Development & registration | Product |
|---|---|---|---|---|---|---|---|
| **Herbicides** | | | | | | | |
| Novel herbicides | | | | | | | |
| AI optimization | | | | | | | |
| New targets | | | | | | | |
| Novel herbicides | BASF We create chemistry | Phase undisclosed | | | | | |
| **Insecticides** | | | | | | | |
| New SoA | | | | | | | |

**AI**-Active Ingredient

**SoA**- Site-of-Action

**MoA**- Mode-of-Action

**Target**- Vital functions in pests

**Hit**- Chemical compound discovered to impact a target

**Lead**- optimal product candidate

*Timeline according to industry estimates

28

 Select Results – Novel Herbicides  29    Dosage  Molecule Optimization  Molecule  Example of Efficacy Optimization of Chemical Compounds on Weeds (Y 2017)  *Initial results before optimization  Example for Chemical Compound - Displaying Herbicidal Activity in Greenhouse

     Corporate Structure  30    Ag Divisions   Seeds   Biologicals   Chemicals  Subsidiaries   Computational Predictive Biology Platform (CPB)

# Evofuel

## Mission: providing farmers with the most advanced castor seeds & ag-service solutions



### Activities

- Genomics & Technology- advanced breeding and varieties
- Seed production- Castor bean fields for the production of seeds
- Agro-technical support- Market specific crop protocols
- Mechanical harvesting solution support

### Evofuel targets South America


Mexico
BIOFIELDS
South America
insolo

31

# Biomica

## Mission: discovery and development of human microbiome based therapeutics



### Activities

- Evogene's computational predictive biology (CPB) platform enables multi-layer analysis for the discovery of highly efficacious therapeutic candidates and relevant microbiome-based biomarkers
- Initiated in 2017, Biomica represents Evogene's first effort to apply its predictive discovery capabilities in the field of human health.

### Human Microbiome Based Drugs Market



Projected Global Market for Human Microbiome-Based Drugs and Diagnostics
Value ($ million)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2018
2019
2020
2021
2022
2023
2024
Drugs
Diagnostics

Sources:
BCC Research (2017) – Human Microbiome-based Drugs and Diagnostics Market. SVB – (Emerging Healthcare: Microbiome Investment Trends Aug 2017)

~$ 10Bn market opportunity by 2024

$840M invested in microbiome space since 2010

Big pharma and VCs deeply engaged

32

Corporate Structure  33  Ag Divisions   Seeds   Biologicals   Chemicals  Subsidiaries   Computational Predictive Biology Platform (CPB)

 Evogene Highlights  5  2  3  4  Strong balance sheet  1  Engine for next generation product for life science - targeting multi-billion dollar markets   Unique technology platform (CPB), combining expertise in life science and cutting-edge computational technology – ‘Connecting the Dots’  Diversified product portfolio with clear paths to milestone payments and royalties   Innovation partner-of-choice for industry leaders  34  Short term catalysts: (i) collaborations, (ii) phase advancements, (iii) milestone payments, (iv) Evofuel seed sales   6

 Thank You  Contact:investors@evogene.comT: +972 8 931 1934

   36  Appendix - Financials

 Key Financials – Balance Sheet  37  Thousand US $  30.9.2017  31.12.2016  Current Assets  77,842  89,490  Long-Term Assets  5,263  6,496  Total Assets  83,105  95,986  Current Liabilities  4,661  5,225  Long-Term Liabilities  3,439  3,472  Shareholders Equity  75,005  87,289  Total Liabilities & Shareholders Equity  83,105  95,986  Key Points:  Cash position: ~76 million USD as of 30.9.2017 No debtEstimated net cash usage for 2018: $14-$16 million

 Key Financials – P&L  38  Thousand US $  9M 2017  9M 2016  2016  Revenues  2,647  5,360  6,540  Gross Profit  436  852  901  Operating Loss  (15,928)  (14,937)  (21,089)  Net Loss  (14,614)  (12,949)  (19,592)  Key Points:  Revenues consist primarily of R&D revenues, reflecting cost reimbursement under our collaboration agreementsAdvancement of our collaboration agreement with Monsanto reducing R&D revenues